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SEC FILE NUMBER
8-21387

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Melhado, Flynn & Associates, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
530 Fifth Avenue
(No. and Street)

New York	New York	10036-5101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Dennis Hoffman (212) 764-3642
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	NY	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*


PROCESSING
RECEIVED
MAR 0 4 2002
143
SECTION
WASH., D.C.

MELHADO, FLYNN & ASSOCIATES, INC.
(S.E.C. I.D. No. 8-21387)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com


Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Melhado, Flynn & Associates, Inc.

We have audited the accompanying consolidated statement of financial condition of Melhado, Flynn & Associates, Inc. (the "Company") as of December 31, 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the consolidated financial position of Melhado, Flynn & Associates, Inc. at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2002

MELHADO, FLYNN & ASSOCIATES, INC.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CASH AND CASH EQUIVALENTS	$ 408,645
CERTIFICATE OF DEPOSIT	102,000
EQUITY SECURITIES, AT FAIR VALUE	33,630
RECEIVABLE FROM CLEARING BROKER	126,845
ACCOUNTS RECEIVABLE	114,556
NOTE RECEIVABLE FROM SHAREHOLDER	48,500
INVESTMENT IN HEALTH REFORM TECHNOLOGY, L.P.	42,957
FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS - Net of accumulated depreciation and amortization of $661,523	201,211
PREPAID EXPENSES	54,161
OTHER	255,085
TOTAL ASSETS	$ 1,387,590

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:	
Subordinated loans	$ 400,000
Accounts payable and accrued liabilities	431,991
	831,991
SHAREHOLDERS' EQUITY:	
Common stock ($0.10 par value, 500,000 shares authorized, 488,000 shares issued, 319,622 shares outstanding)	48,800
Paid-in capital	493,122
Retained earnings	307,035
Common stock held in treasury, at cost ($0.10 par value, 168,378 shares)	(293,358)
Total shareholders' equity	555,599
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,387,590

See notes to consolidated statement of financial condition.

1. GENERAL

Melhado, Flynn & Associates, Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. The Company's activities involve the introduction of securities transactions on a fully disclosed basis with a clearing broker on behalf of customers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions - Transactions in securities are recorded on a trade date basis and stated at market value, as determined from published sources.

Furniture, Equipment and Leasehold Improvements - Furniture, equipment and leasehold improvements are recorded at cost. Depreciation of furniture and equipment is computed on the straight-line method over estimated useful lives of three to ten years. Leasehold improvements are amortized on a straight-line method over the remaining life of the lease.

Income Taxes - The Company utilizes the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between financial reporting and income tax basis of assets and liabilities using enacted income tax rates.

Use of Estimates - The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosure of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2001. Estimates by their nature, are based upon judgement and available information. Management believes that the estimates utilized in the preparation of the consolidated statement of financial condition are prudent and reasonable. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days, that are not held for sale in the ordinary course of business. Substantially all of the Company's cash and cash equivalents are being held at two financial institutions.

Recent Accounting Pronouncements – In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 133, *Accounting for Derivative Instruments and Hedging Activities,* which is effective for all fiscal years beginning after June 15, 2000. SFAS 133, as amended by SFAS 137 and SFAS 138, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Under SFAS 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. The Company adopted SFAS 133 effective January 1, 2001. The adoption of SFAS 133 did not have a significant impact on the financial position of the Company because the Company has no derivative activity.

In September 2000, the FASB issued SFAS No. 140 ("SFAS 140"), *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FASB Statement No. 125.* SFAS 140 is effective for transfers and extinguishments of liabilities occurring after March 31, 2001 and is effective for disclosure about securitizations and collateral and for recognition and reclassification of collateral for fiscal years ending after December 15, 2000. Application of this statement did not, and is not expected to have in the future, a material impact on the Company's statement of financial condition. The Company did not hold any pledged assets as of December 31, 2001.

3. CONSOLIDATION

The consolidated statement of financial condition includes the accounts of Health/Vest Advisors, Inc., a wholly-owned subsidiary of the Company. Health/Vest Advisors, Inc. is an asset management organization specialized in health care securities. The organization manages Health Reform Technology L.P., a U.S. limited partnership.

The consolidated statement of financial condition also includes the accounts of Melhado, Flynn Private Client Group, LLC. On February 2, 2000 the Company entered into an operating agreement (the "Operating Agreement") with Private Client Group, LLC, a Georgia limited liability company to form Melhado, Flynn Private Client Group, LLC ("MFPCG"), a Delaware limited liability company. At December 31, 2000, the Company held a 51% interest in MFPCG.

All intercompany balances have been eliminated.

4. CLEARING BROKER

The Company clears all of its trades through another broker on a fully disclosed basis.

5. RELATED PARTY TRANSACTIONS

At December 31, 2001, there was a $48,500, 8% demand note receivable from a shareholder.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $218,394, which was $118,394 in excess of its required net capital of $100,000. The Company's net capital ratio was 1.98 to 1.

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's financial instruments are carried at fair value or contracted amounts which approximate fair value.

8. INVESTMENT IN HEALTH REFORM TECHNOLOGY, L.P.

The Company, acting as general partner, had a 0.867% interest in Health Reform Technology, L.P. ("Health Reform Technology") as of December 31, 2001. Health Reform Technology invests in equity securities of companies in the health care industry. The investment in HealthReform Technology is accounted for under the equity method.

9. INVESTMENT IN WINTHROP, MELHADO, FLYNN, LLC

In July 1995, the Company entered into an agreement with John Winthrop & Co., Inc., a South Carolina corporation to form Winthrop, Melhado, Flynn, LLC ("WMF"), a Delaware limited liability company. The objective of the Company is to achieve above average, long-term growth for investors within the framework of optimum safety of principal. Under the agreement, the Company and John Winthrop & Co., Inc. each held a 50% interest in WMF. On April 1, 2001, the Company elected to purchase the membership interest of John Winthrop & Co., Inc. in accordance with the initial member agreement of WMF. Under the agreement, the Company is required to remit a percentage of net profits to John Winthrop & Co., Inc. over a five year period. The consolidated financial statements include the accounts of WMF.

10. EMPLOYEE STOCK OPTION AGREEMENT

In May 2000, the Company executed a stock option agreement with an employee of the Company, which granted options to purchase 30,000 shares of the Company's common stock. The options, which vested immediately upon date of grant, expire on June 30, 2004 and are exercisable in whole or in part, only on the last business day of each calendar quarter. As of December 31, 2001, no options issued under this agreement have been exercised. Options awarded under this agreement have been classified as compensatory under the criteria established in Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees.* These options were granted at an exercise price which approximates book value.

11. INCOME TAXES

A deferred tax asset at December 31, 2001 of $91,491 is related to state and local net operating loss carryforwards, which may be used to offset future operating income, depreciation and amortization, alternative minimum tax credits, and other accruals.

12. COMMITMENTS

The Company is obligated under a twelve-year lease agreement for office space. The lease will expire in the year 2010 and contains provisions for escalation. Minimum annual rental payments required under the lease is as follows:

Year Ending December 31,	Minimum Annual Rent
2002	506,825
2003	531,075
2004	531,075
2005	531,075
2006	534,713
Thereafter	2,119,450
Total	$4,754,213

At December 31, 2001, the Company was obligated under an irrevocable standby letter of credit in the amount of $366,000 relating to its lease obligation.

13. 401(k) PLAN

The Company has a defined contribution 401(k) plan (the "Plan") covering all employees of the Company. All employees having reached 21 years of age have the option of joining the plan after two months of service. Employee contributions are limited to the lesser of 15% of individual gross wages or the maximum employee deductible contribution for a defined contribution plan ($10,500 for fiscal year 2001). The Company has the option to match employee contributions to the Plan.

14. JUNIOR SUBORDINATED REVOLVING LOANS

The Company maintains two junior subordinated revolving loans, pursuant to a junior subordinated revolving credit agreement (the "Credit Agreement"). These junior subordinated loans are payable on January 31, 2002 and June 19, 2002 and bear interest at an average rate of 11% per annum, payable monthly. The loans are covered by an agreement approved by the Company's designated examining authority and is thus available in computing net capital in accordance with the Uniform Net Capital Rule under the Securities Exchange Act of 1934. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. The Company has renewed the Credit Agreement effective January 31, 2002 with an expiration date of January 31, 2003.

15. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

As a securities broker-dealer, the Company is engaged in buying and selling securities for a diverse group of customers including institutional and individual investors. The Company's exposure to off-balance sheet credit risk occurs in the event a customer, clearing agent, or counterparty does not fulfill their obligations arising from a transaction.

The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to control the risk associated with nonperformance by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com



February 25, 2002

Melhado, Flynn & Associates, Inc.
530 Fifth Avenue
New York, New York 10036-5101

Dear Sirs/Madams:

In planning and performing our audit of the consolidated financial statements of Melhado, Flynn & Associates, Inc. (the "Company") for the year ended December 31, 2001 (on which we issued our report dated February 25, 2002), we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP